EXHIBIT 99.1
FORM 51-102F3

Material Change Report

ITEM 1.              NAME AND ADDRESS OF COMPANY

SEABRIDGE GOLD INC. (the "Issuer")

106 Front Street East

Suite 400

Toronto, Ontario  M5A 1E1

ITEM 2.              DATE OF MATERIAL CHANGE

May 14, 2012

ITEM 3.              NEWS RELEASE

Issued May 14, 2012 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).

ITEM 4.              SUMMARY OF MATERIAL CHANGE

The Company announced the results of an updated National Instrument 43-101 compliant Preliminary Feasibility Study (“PFS”) for its KSM project. The PFS incorporates design changes arising from public feedback on the KSM Project and also incorporates updated capital and operating cost estimates and metal price assumptions within the context of the current environment. Although initial capital costs and unit operating costs have increased over the 2011 study (13% and 3% respectively), base case economic projections from this year’s PFS are superior to the 2011 study due to increasing throughput by 10,000 tonnes per day to 130,000 and higher three-year average metal prices. Some comparisons are as follows:

•	Net project cash flow (pre-tax) has increased by 25% to $20.3 billion.
•	Net present value at a 5% discount rate (pre-tax) has increased by 74% to $4.5 billion
•	Internal rate of return (pre-tax) has increased by 25% to 11.5%.
•	Payback has been reduced by six months to 6.2 years or 11% of the project’s 55 year mine life.
•	Life of mine average cash costs per ounce of gold produced (after by-product credits) are now estimated at US$148, down significantly from last year's estimate of $231 per ounce.
The PFS Executive Summary can be found at http://seabridgegold.net/KSM2012ExecSum.pdf. The complete PFS will be filed at www.sedar.com m within 45 days.

ITEM 5.              FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer reported today that it has closed its previously announced $27.4 million financing consisting of one million flow-through common shares at an average price of $27.36 per share (a 20% premium to the closing price on the TSX on the day the financing was priced and announced). Stonecap Securities Inc. acted as lead agent on the financing and Stonecap Securities and Dahlman Rose & Company, LLC acted as financial advisors to the Company on this transaction.

The gross proceeds from this financing will be used for exploration and development at the Company’s core KSM and Courageous Lake projects. Seabridge President and CEO Rudi Fronk noted that “as with all our previous financings, we expect to use these funds to generate an increase in gold reserves and resources which more than offsets the share dilution involved. Growing gold ownership per share continues to be a key objective for Seabridge.”

The Offering was made by way of private placement to accredited investors in British Columbia, Alberta and Ontario. Shares issued under this financing are subject to a four month hold period expiring on April 7, 2012.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.              OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.              EXECUTIVE OFFICER

Contact:      Rudi Fronk, President
                              Telephone:    (416) 367-9291

ITEM 9.               DATE OF REPORT

DATED at Toronto, Ontario, this 14th day of May, 2012.

ANNEX A

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 14, 2012

New Preliminary Feasibility Study Improves Seabridge Gold’s KSM Project
Engineering Changes Designed to Facilitate Permitting and Enhance Economics
NPVs, IRRs and Capital Payback Substantially Improved over 2011 Study
Base Case Life of Mine Cash Operating Costs Estimated at $148 per Ounce of Gold Produced

Toronto, Canada – Seabridge Gold Inc. announced today the results of an updated National Instrument 43-101-compliant Preliminary Feasibility Study (“PFS”) for its 100% owned KSM project located in northern British Columbia, Canada. The updated PFS was prepared by Tetra Tech Wardrop (“Tetra Tech”). The PFS Executive Summary can be found at http://seabridgegold.net/KSM2012ExecSum.pdf. The complete PFS will be filed at www.sedar.com within 45 days.

Since completion of the 2011 PFS, Seabridge has hosted frequent working group sessions with federal and provincial regulators, aboriginal groups and their technical consultants to review the project in detail. In general, public feedback on the project has been positive and feedback from this engagement process has been used to make the following design changes which have been incorporated in the new PFS:

•
A combined open pit and underground block cave mining scenario for the Mitchell deposit and underground panel caving for the Iron Cap deposit. These changes substantially reduce the project’s strip ratio from 2.7 to 1.5, eliminating approximately 2.3 billion tonnes of waste rock stripping and storage and significantly reducing environmental impact.

•	Revised project access routes from Highway 37 to reflect feedback from the Nisga’a Nation and First Nations.

•
Relocation of the fine crushing and grinding facilities from the Mitchell plant site to the Teigen site and, therefore, conveying ore through the Mitchell Teigen tunnel instead of via a slurry transport system.

•
Lining a portion of the tailings management facility for carbon-in-leach sulphide tailings which have been processed with cyanide. Although such a lining is not required under existing regulations, Seabridge has chosen to design its tailings management facility to the standards of the International Cyanide Management Code to accommodate feedback from Treaty and First Nations, regulators and stakeholders addressing potential environmental impacts. Most major international gold mining companies voluntarily adhere to this Code.

•	Engineering for the tailings management facility and project water management has been completed to a Feasibility level as required by regulators for the Environmental Assessment.

Commenting on these design changes, Seabridge President and CEO Rudi Fronk said that “our aim from the beginning has been to put forward an Environmental Impact Statement that reflects extensive input from aboriginal communities, the public and the coordinated prior involvement of both provincial and federal regulators. This process has anticipated and addressed many of the possible concerns about KSM before applying for permits. Analysis of development alternatives is a key component of the Canadian environmental assessment process. Accordingly, based on feedback and dialogue with the regulators, Treaty and First Nations and potential joint venture partners, this updated PFS will provide the basis of our formal application for permits which we expect to file in this year’s 4th quarter.”

In addition to the above noted design changes, the 2012 PFS also incorporates updated capital and operating cost estimates and metal price assumptions within the context of the current environment. Although initial capital costs and unit operating costs have increased over the 2011 study (13% and 3% respectively), base case economic projections from this year’s PFS are superior to the 2011 study due to increasing throughput by 10,000 tonnes per day to 130,000 and higher three-year average metal prices. Some comparisons are as follows:

•	Net project cash flow (pre-tax) has increased by 25% to $20.3 billion.
•	Net present value at a 5% discount rate (pre-tax) has increased by 74% to $4.5 billion
•	Internal rate of return (pre-tax) has increased by 25% to 11.5%.
•	Payback has been reduced by six months to 6.2 years or 11% of the project’s 55 year mine life.
•	Life of mine average cash costs per ounce of gold produced (after by-product credits) are now estimated at US$148, down significantly from last year’s estimate of $231 per ounce.

The updated PFS envisages a combined open-pit/underground block caving mining operation that is scheduled to operate for 55 years. During the initial 25 years of mine life, all ore will be mined by open pit methods with the mill scheduled to operate at an average of 130,000 metric tonnes per day (tpd). As mining at the Mitchell deposit switches to block caving in year 26, daily production will decline to an average of approximately 90,000 tpd over the remaining 30 years of mine life. Over the entire 55 year mine life, ore will be fed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck to the nearby deep-water sea port at Stewart, B.C. for shipment to a Pacific Rim smelter. Extensive metallurgical testing confirms that KSM can produce a clean concentrate with an average copper grade of 25%, making it readily saleable. A separate molybdenum concentrate and gold-silver dore would be produced at the KSM processing facility.

Reserves
Updated reserves for the project are based on open pit mining and underground block caving for the Mitchell deposit, open pit mining for the Sulphurets and Kerr deposits and underground block caving for the Iron Cap deposit. Approximately 70% of the stated proven and probable reserves will come from open pit operations and 30% from underground block caving.

Lerchs-Grossman (“LG”) pit shell optimizations were used to define open pit mine plans in the updated PFS. Because of the difficulty in predicting relevant metal prices over such a long project life, the ultimate LG pit limits were set at the point where an incremental increase in pit size did not significantly increase the pit resource (an incremental increase in the pit resource results in only marginal economic return). Waste to ore cut-offs were determined using metal prices of US$1,244 per ounce gold, US$3.21 per pound copper, US$22.98 per ounce silver and US$14.14 per pound molybdenum for net smelter return calculations. Net smelter return cut-offs for each pit are Cdn$9.57 per tonne of ore for Mitchell, Cdn$10.17 for Sulphurets and Cdn$9.61 for Kerr. Mineral Reserves for the KSM project are stated as follows:

The underground block caving mine designs for both Mitchell and Iron Cap are based on modeling using Gemcom’s Footprint Finder (FF) and PCBC software. The ramp-up and maximum yearly mine production rates were established based on the rate at which the drawpoints are constructed, and the initial and maximum production rates at which individual drawpoints can be mucked. The values chosen for these inputs were based on industry averages adjusted to suit the anticipated conditions. Mitchell is estimated to have a production ramp-up period of 6 years, steady state production at 20 million tonnes per year for 14 years, and then ramp-down production for another 7 years. Iron Cap is estimated to have a production ramp-up period of 4 years, steady state production at 15 million tonnes for 8 years, and then ramp-down production for another 8 years. The pre-production periods are 7 years at Mitchell and 6 years at Iron Cap with first underground ore production from Mitchell in year 26 and from Iron Cap in year 32. The underground mining NSR cut-offs are Cdn$15.41 per tonne at Mitchell and Cdn$15.57 per tonne at Iron Cap. Mining dilution has been estimated at 9% for Mitchell and 5% at Iron Cap, all at zero grade.

KSM Proven and Probable Reserves
Zone	Mining Method	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
				Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Open Pit	Proven	476	0.67	0.17	3.05	60.9	10.3	1,798	47	64
		Probable	497	0.61	0.16	2.78	65.8	9.8	1,707	44	72
	Block Cave	Probable	438	0.53	0.17	3.48	33.6	7.4	1,589	49	32
Iron Cap	Block Cave	Probable	193	0.45	0.20	5.32	21.5	2.8	834	33	9
Sulphurets	Open Pit	Probable	318	0.59	0.22	0.79	50.6	6.0	1,535	8	35
Kerr	Open Pit	Probable	242	0.24	0.45	1.2	0.0	1.9	2,425	9	0
Totals		Proven	476	0.67	0.17	3.05	60.9	10.3	1,798	47	64
		Probable	1,688	0.51	0.22	2.65	40.1	27.9	8,090	144	149
		Total	2,164	0.55	0.21	2.74	44.7	38.2	9,888	191	213

Estimated proven and probable reserves of 38.2 million ounces of gold (2.164 billion tonnes at an average grade of 0.55 grams of gold per tonne) are essentially identical to last year’s estimates. Proven and probable reserves are derived from estimated total measured and indicated resources of 49.0 million ounces of gold (2.780 billion tonnes at an average grade of 0.55 grams of gold per tonne) including allowances for mining losses and dilution.

Production
At 130,000 tonnes per day, annual throughput for the mill during the initial 25 years of mine life is estimated at 47.5 million tonnes. KSM’s mine life is estimated at approximately 55 years. At Mitchell, open pit production is scheduled from inception through year 23, to be followed by underground block caving operations from years 26 through 55. Open pit production from Sulphurets will augment Mitchell open pit production from start-up through year 6, and then from years 23 through 27. Open pit production from Kerr is scheduled from years 27 through 50. Finally, underground block caving production will come from Iron Cap during years 32 through year 51.

At Mitchell, there is a near-surface higher grade gold zone that would allow for gold production in the first seven years substantially above the mine life average. This higher grade gold zone significantly reduces the project’s payback period to approximately 6.2 years for the Base Case or less than 11% of mine life. A payback period representing less than 20% of mine life is considered highly favorable. Metal production for the first seven years compared to life of mine average production is estimated as follows:
Average Annual Metal Production
	Years 1-7 Average	Life of Mine Average
Average Grades: Gold (grams per tonne) Copper (%) Silver (grams per tonne) Molybdenum (parts per million)	0.79 0.24 2.39 47	0.55 0.21 2.74 45
Annual Production: Gold (ounces) Copper (pounds) Silver (ounces) Molybdenum (pounds)	830,000 190 million 2.0 million 1.3 million	508,000 147 million 2.2 million 1.1 million

Capital Costs
Start-up capital costs (including contingencies of US$666 million) are estimated at US$5.31 billion, approximately 13% (US$0.6 billion) above the start-up capital cost estimate from the 2011 PFS. Approximately half of the increase in start-up capital costs is due to the design changes including: (i) lining a portion of the tailings management facility and additional dam structure; (ii) changing road and power line access from Teigen Creek to Treaty Creek; (iii) additional water management and water treatment facilities; and (iv) additional costs for tunnel conveying and ore stockpiling. The balance of the capital cost increase is due to: (i) a more conservative estimated productivity rate during construction; (ii) higher labor rates compared to last year; and (iii) equipment cost inflation

Start-up Capital Costs
Description	US$'000
Overall Site	173,609
Open Pit Mining	227,299
Crushing, Stockpiles and Grinding	159,252
Tunneling	344,214
Mitchell Teigen Tunnel Transfer System	277,764
Plant-site Crushing	343,264
Plant-site Grinding	462,067
Tailings Management Facility	315,392
Water Treatment and Water Storage Dam	312,254
Environmental	44,225
Avalanche Control	46,251
Site Services and Utilities	34,601
Ancillary Buildings	96,969
Plant Mobile Equipment	10,735
Temporary Services	189,694
Treaty Road Marshalling Yard	10,875
Permanent Electrical Power Supply	218,087
Mini Hydro Plants	16,595
Energy Recovery Plants	7,626
Permanent Access Roads	93,433
Temporary Winter Access Roads	18,472
Off-site Infrastructure and facilities	73,896
Sub-total	3,476,564
Project Indirects	1,063,318
Owner's Costs	106,315
Contingencies	666,627
Total	5,312,824

Operating Costs
Average mine, process and G&A operating costs over the project’s life (including waste mining and on-site power credits) are estimated at US$13.64 per tonne milled (before base metal credits). Estimated unit operating costs are up approximately 3% from the 2011 PFS due primarily to increased labor, consumables and diesel costs. A breakdown of estimated unit operating costs is as follows:
Unit Operating Costs
Cost Category	US$s (Per Tonne Milled)
Mining Costs	5.39
Milling Costs
Staff and Supplies	4.91
Power (Process only)	1.12
G&A	1.13
Site Services	0.32
Tailings	0.52
Water Treatment	0.43
Energy Recovery	(0.17)
Total	13.64

Economic Analysis
A Base Case economic evaluation was undertaken incorporating historical three-year trailing averages for metal prices as of April 15, 2012. This approach is consistent with the guidance of the United States Securities and Exchange Commission, adheres to National Instrument 43-101 and is consistent with industry practice. An Alternate Case was also constructed using more conservative prices for gold, copper and silver at 20% below current levels. Finally, a Spot Price Case was prepared using April 15, 2012 spot metal prices and currency exchange rates. The pre-tax economic results in U.S. dollars for all three cases are as follows:

Projected Pre-Tax Economic Results (U.S. Dollars)
	Base Case	Alternate Case	Spot Price Case
Metal Prices: Gold ($/ounce) Copper ($/pound) Silver ($/ounce) Molybdenum ($/pound)	1,330 3.45 25.20 15.00	1,320 3.00 25.60 15.00	1,650 3.75 32.00 15.00
Net Cash Flow	$20.3 billion	$16.6 billion	$31.0 billion
NPV @ 5% Discount Rate	$4.5 billion	$3.5 billion	$7.7 billion
Internal Rate of Return	11.5%	10.3%	14.6%
Payback Period (years)	6.2	6.6	5.2
Operating Costs Per Ounce of Gold Produced During Years 1 to 7	$43	$141	-$15
Operating Costs Per Ounce of Gold Produced (life of mine)	$148	$270	$67
Total Costs Per Ounce of Gold Produced (includes all capital)	$603	$725	$541
US$/Cdn$ Exchange Rate	0.96	0.96	1.00

Note: Operating and total costs per ounce of gold are after copper, silver and molybdenum credits. Total costs per ounce include all start-up capital, sustaining capital and reclamation/closure costs.

It is important to note that even with the increased capital and operating costs, the base case net cash flow, net present value, internal rate of return and payback periods have improved significantly when compared to the 2011 PFS.

National Instrument 43-101 Disclosure
The updated KSM PFS was prepared by Tetra Tech, and incorporates the work of a number of industry-leading consulting firms. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge and have reviewed and approved this news release. The consultants and their QPs are listed below with their responsibilities:

•	Tetra Tech, under the direction of John Huang (metallurgical testing review, mineral processing and process operating cost and overall report preparation) and Sabry Abdel Hafez (financial analysis)
•	Moose Mountain Technical Services under the direction of Jim Gray (open pit mining operations, mine capital and mine operating costs)
•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power supply, energy recovery plants and associated costs)
•	Rescan Environmental Services Ltd. under the direction of Pierre Pelletier (environment and permitting)
•
Bosche Ventures Ltd. under the direction of Harold Bosche (site infrastructure layouts, tunnel conveyor, rope conveyor, tailing delivery, reclaim pumping and piping systems, and associated capital costs)

•
Klohn Crippen Berger Ltd. under the direction of Graham Parkinson (tunnel geotechnical, water diversion and seepage collection ponds, tailings dams, water storage dam, water treatment and related operating and closure costs)

•	Allnorth Consultants Ltd. under the direction of Mr. Darby Kreitz (capital cost estimates for water storage dam, diversion earthworks and tailings starter dams)
•	Resource Modeling Inc. under the direction of Michael Lechner (mineral resources)
•	McElhanney Consulting Services Ltd. under the direction of Robert Parolin (main and temporary access roads and associated costs)
•	BGC Engineering Inc. under the direction of Warren Newcomen (rock mechanics and mining pit slopes)
•	EBA Engineering Consultants Ltd. (EBA) under the direction of Kevin Jones (winter access roads and associated costs)
•	Golder Associates Inc. under the direction of Ross Hammett (block caving assessments and associated costs)
•	Stantec Consulting Ltd. under the direction of Tony Wachmann (tunnel design, construction procedures and costs)

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (iii) the amount of future production; (iv) estimates of operating costs, net cash flow and economic returns from an operating mine; (v) completion of and submission of an Environmental Impact Statement and permit applications; and (vi) the prospect of obtaining necessary permits and proceeding with the construction and operation of a mine and the value of such a venture to Seabridge Gold shareholders. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in

Canada (available at www.sedar.com) for the year ended December 31, 2011 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net